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106

SECURI' ... ION

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SEC FILE NUMBER
8 - 52893

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kaupthing Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 58th floor
(No. and Street)

New York (City) NY (State) 10174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Magnus Ledjstom 212-457-8700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn, LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Magnus Ledjstrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaupthing Securities, Inc., as of Decemer 31 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

LU JONATHAN XIANG YU
Notary Public, State of New York
Qualified in Queens County
No. 01LU6073947
My Commission Expires 4 29 20 (

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kaupthing Securities, Inc.
(A Wholly-Owned Subsidiary
of Kaupthing New York, Inc.)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2007

KAUPTHING SECURITIES, INC.

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Shareholder
Kaupthing Securities, Inc.

We have audited the accompanying statement of financial condition of Kaupthing Securities, Inc. (A wholly-owned subsidiary of Kaupthing New York, Inc.) as of December 31, 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaupthing Securities, Inc. as of December 31, 2007, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the financial statements, the Company is economically dependent on its Parent to continue its operations.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 25, 2008

KAUPTHING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 5,343,899
Receivable from clearing broker	125,877
Commission receivable	454,705
Other assets	70,130
Furniture and equipment	53,922
Due from affiliate	58,219
Total	$ 6,106,752

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 3,197,480
Deferred rent	138,380
Due to Parent	246,652
Due to affiliate	919,584
Total liabilities	4,502,096
Shareholder's equity:	
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	6,280,157
Accumulated deficit	(4,675,511)
Total shareholder's equity	1,604,656
Total	$ 6,106,752

See Notes to Financial Statements.

KAUPTHING SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commissions	$ 4,289,286
Interest and dividends	121,136
Fee income	2,271,223
Total	6,681,645
Expenses:	
Compensation and benefits	4,192,068
Clearing fees	1,261,296
Rent	750,390
Travel and entertainment	384,731
Market data research	145,649
Professional fees	397,802
Regulatory fees	21,416
Office	548,999
Interest	19,187
Depreciation	21,431
Total	7,742,969
Net loss	$ (1,061,324)

See Notes to Financial Statements.

KAUPTHING SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 10	$ 4,790,169	$ (3,614,187)	$ 1,175,992
Stock-based compensation		89,988		89,988
Capital contribution		1,400,000		1,400,000
Net loss			(1,061,324)	(1,061,324)
Balance, end of year	$ 10	$ 6,280,157	$ (4,675,511)	$ 1,604,656

See Notes to Financial Statements.

KAUPTHING SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Operating activities:	
Net loss	$ (1,061,324)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	21,431
Stock-based compensation	89,988
Changes in operating assets and liabilities:	
Receivable from clearing broker	(25,336)
Commission receivable	(247,153)
Prepaid expenses	(27,225)
Accrued expenses	2,014,585
Deferred rent	138,380
Due to parent	260,150
Due to/ from affiliate	604,182
Net cash provided by operating activities	1,767,678
Investing activities:	
Purchase of computer equipment	(57,552)
Financing activities:	
Capital contributions from Parent	1,400,000
Net increase in cash and cash equivalents	3,110,126
Cash and cash equivalents, beginning of year	2,233,773
Cash and cash equivalents, end of year	$ 5,343,899
Supplemental disclosure of cash flow data:	
Interest paid	$ 19,187

See Notes to Financial Statements.

KAUPTHING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Kaupthing Securities, Inc. (the "Company") is a wholly-owned subsidiary of Kaupthing New York, Inc. (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), successor to the National Association of Security Dealers, Inc., and Securities Investors Protection Corporation. The Company is principally engaged in providing execution services in the European and U.S. equity markets.

The Company has an agreement (the "Agreement") with another broker-dealer (the "clearing broker"). The clearing broker is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission (the "SEC"). Under the terms of the Agreement, the clearing broker clears brokerage transactions for the Company's customers for U.S. securities on a fully-disclosed basis. The Agreement states that the Company will assume customer obligations should a customer of the Company default. Accordingly, the Company is exempt from the SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such Rule.

The Company also solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Nordic securities, with such transactions being executed by affiliated foreign broker-dealers who are registered in their respective countries. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the affiliated foreign broker-dealers. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with United States customers pursuant to the provisions of Rule 15a-6(a)(3).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission revenue and expenses associated with customer security transactions are recorded on a trade-date basis.

Fee income:

Revenues from finder and other fees are recognized as the services are performed.

Note 1 - Business and summary of significant accounting policies (concluded):

Cash equivalents:

Cash equivalents are investments in money market funds and investments with maturities of 90 days or less when purchased.

Furniture and equipment:

Furniture and equipment is carried at cost. Depreciation is provided using the straight-line method over the estimated useful life of five years.

Income taxes:

The Company is a member of an affiliated group. The Company is included in the consolidated Federal, state and city income tax returns that are filed by the Parent. Pursuant to a tax-sharing policy, Federal, state and city income taxes for the Company are determined on the basis of its separate taxable income.

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future Federal, state and city income tax consequences of temporary differences generated as a result of its own operations.

Stock-based compensation:

Kaupthing Bank, the parent of Kaupthing New York, Inc., allocates to the Company its portion of stock-based compensation. The fair value-based method of accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" for grants of options prior to January 1, 2006, and SFAS 123R, "Share Based Payment" for grants of options on or after January 1, 2006 is used for the employee stock option program. Under SFAS 123 and SFAS 123R, compensation expense related to the stock option program is determined based on the estimated fair value of options granted.

Note 2 - Related party transactions:

For the year ended December 31, 2007, the Company earned commission and fee income of $4,064,401 through the settlement of client transactions with affiliated companies.

At December 31, 2007, commission receivable of $454,705 was due from affiliated companies. The Company also receives research and other clearing services from its affiliates. Charges for these services, which were all accrued and unpaid at December 31, 2007, aggregated $1,231,602 for the year ended December 31, 2007 including amounts offset against due from affiliates.

Note 2 - Related party transactions (concluded):

The Company shares office space with its Parent and paid all of the rent for the premises in 2007.

Note 3 - Financial instruments with off-balance sheet risk and concentrations of credit risk:

In the normal course of business, the Company's activities involve executions and settlement of various securities transactions as agent. As a result, the Company is exposed to risk of loss on these transactions in the event customers, other brokers and dealers, depositories or banks are unable to fulfill their contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company maintains cash and cash equivalent deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

Note 4 - Receivable from clearing broker:

Receivable from clearing broker of $125,877 is comprised of commissions earned on trades of $25,877 and a $100,000 security deposit required by the clearing agreement.

Note 5 - Furniture and equipment:

Furniture and equipment is comprised as follows:

Furniture	$14,049
Equipment	65,692
	79,741
Less accumulated depreciation	25,819
Total	$53,922

Note 6 - Employee benefit plans:

The Company's employees participate in a defined contribution profit-sharing plan and a savings plan. Company contributions for the year ended December 31, 2007 amounted to approximately $57,200.

During 2005 and 2006, certain employees of the Company received options to purchase common stock of Kaupthing Bank (the "Bank"), the sole shareholder of the Parent, in accordance with the Bank's stock option plan. The exercise price of the options, which will vest over a thirty-nine month to sixty-three month period, was equal to the market value of the Bank's common stock on the date of grant. The Bank has valued the options using the Black-Scholes option pricing model. The aggregate value of $409,500 will be charged to operations by the Company over the vesting period with the credit to additional paid-in capital. In 2007, $89,988 was charged to operations as stock-based compensation. At December 31, 2007, the nonvested value of the grant is $285,831.

Note 7 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $997,843, which was $697,704 in excess of its required net capital of $300,139. The Company's ratio of aggregate indebtedness to net capital was 4.51 to 1.

Note 8 - Economic dependency:

As shown in the accompanying financial statements, at December 31, 2007 the Company had an accumulated deficit of $4,675,511. The Parent has committed to support the Company as necessary to meet its obligations at least through January 1, 2009. The Company is economically dependent on Its Parent to continue its operations.

Note 9 - Income taxes:

As discussed in Note 1, current and deferred Federal, state and city income taxes are determined based on the Company's own operations. The credit for income taxes consists of the following:

Deferred:	
Federal	$ (161,000)
State and city	(200,000)
	(361,000)
Effect of change in valuation allowance	361,000
Total	$ -

At December 31, 2007, deferred tax assets are comprised as follows:

Deferred tax assets	$ 2,035,586
Valuation allowance	(2,035,586)
Total	$ -

The provision for income taxes includes an adjustment for an underaccrual from the prior year.

At December 31, 2007, deferred tax assets resulting principally from state and city net operating loss carryforwards of $4,408,922 and the Company's share of the Parent's Federal net operating loss carryforward of $3,857,391, expiring through 2027.

Due to uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded a valuation allowance for the full amount of the deferred tax asset at December 31, 2007.

KAUPTHING SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

Net capital:	
Total shareholder's equity	$ 1,604,656
Deduct nonallowable assets:	
Receivables from non-customers	482,299
Other assets	70,130
Fixed assets, net	53,922
Total	606,351
Net capital before haircuts on securities positions	998,305
Haircut on money market funds	462
Net capital	$ 997,843
Aggregate indebtedness - total liabilities	$ 4,502,096
Computation of basic net capital requirement:	
Minimum net capital required	$ 300,139
Excess of net capital	$ 697,704
Excess net capital at 1,000%	$ 547,633
Ration of aggregate indebtedness to net capital	4.51 to 1

There were no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconcilliation is deemed necessary.

See Report of Independent Public Accountants.

KAUPTHING SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2007 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Shareholder
Kaupthing Securities, Inc.

In planning and performing our audit of the financial statements of Kaupthing Securities, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder of Kaupthing Securities, Inc., management, the SEC, FINRA, the successor to the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 25, 2008

KAUPTHING
Securities

SEC Mail
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FEB 28 2008

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February 27, 2008

Branch of Registration & Examinations
Securities and Exchange Commission
Mail Stop 8031
100 F Street, N.E.
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To Whom It May Concern:

Please find enclosed a copy of the Audited Financials for Kaupthing Securities, Inc. If you have any questions, please feel free to contact me at 212-457-8701.

Very truly yours,

Robert Gorczakowski
Chief Financial Officer

END

Kaupthing Securities, Inc.
405 Lexington Avenue, 58th Floor
New York, NY 10174, USA
Tel +1 (212) 457 8700
Fax +1 (212) 457 8725
info@kaupthing.us
www.kaupthing.com